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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)(1)


                                  Anacomp, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    03237E108
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                                 (CUSIP Number)



         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 16, 2004
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                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                                  (Continued on following pages)

                                Page 1 of 5 pages

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     (1) The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 03237E108                13D/A                             Page 2 of 5
------------------------------                ----------------------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                       ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
          PF-OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                                 7       SOLE VOTING POWER

                                         486,310
                                 -----------------------------------------------
                                 8       SHARED VOTING POWER

           NUMBER OF                     313,170
            SHARES               -----------------------------------------------
         BENEFICIALLY            9       SOLE DISPOSITIVE POWER
           OWNED BY
             EACH                        472,933
           REPORTING             -----------------------------------------------
            PERSON               10      SHARED DISPOSITIVE POWER
             WITH
                                         326,547
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          799,480
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN-IA-OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5


             AMENDMENT NO. 5 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Introduction

         This constitutes Amendment No. 5 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated February 21, 2002, as amended (the "Statement") relating to Class A Common Stock, par value $0.01 per share (the "Class A Shares") and Class B Common Stock, par value $0.1 per shares (the "Class B Shares" and together with Class A Shares, the "Shares") of Anacomp, Inc. (the "Company"). The Company has its principal executive offices at 15378 Avenue of Science, CA 92128. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

The last sentence of paragraph six of Item 3 is hereby amended and restated as follows:

"The purchase price for the remaining Class A Shares in Milfam II L.P. was $3,248,500.00."

Item 4.  Purpose of the Transaction

Item 4 is hereby amended and restated by adding the following sentence at the end thereof:

"The purpose of this Amendment is to report that since the filing of Amendment No. 4, a material change occurred to the Reporting Person's Beneficial Ownership Percentage, solely because of a change in the aggregate number of Shares outstanding."

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Based on 3,693,518 outstanding Shares (as stated in the Company's quarterly report on Form 10-K for the quarter ended on September 30, 2004, filed on December 16, 2004 (the "Form 10K")), Mr. Miller may be deemed to beneficially own 799,480 Shares (or 21.7% of the outstanding Shares).* As of the date hereof, 268,707 of such beneficially owned Shares are owned of record by Trust A-4;** 126,347 of such beneficially owned Class A Shares are owned of record by Milfam I L.P.; 285,932 of such beneficially owned Class A Shares are owned of record by Milfam II L.P.; 60,654 of such beneficially owned Class A Shares are owned of record by Mr. Miller on his own behalf; 29,256 of such beneficially owned Class A Shares are owned of record by Trust C; 13,377 of such beneficially owned Class A Shares are owned of record by MIL GRAT I (NN) and 15,207 of such beneficially owned shares are owned of record by Martin Miller Managed.


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* The Class A Shares and the Class B Shares are of substantially similar character and the holders of the Shares enjoy substantially similar rights and privileges. Therefore, the aggregate number of shares and the percentage reported as beneficially owned by Mr. Miller in this Amendment is based on the total amount of Class A Shares and Class B Shares. According to the Form 10Q there are 3,689,484 Class A shares outstanding and 4,034 Class B Shares outstanding.
** 268,220 are Class A Shares and 487 are Class B Shares.

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                                                                     Page 4 of 5


     (b) Mr. Miller has or may be deemed to have (i) shared voting power for all such shares held of record by Trust A-4, Trust C and Martin Miller Managed, (ii) shared dispositive power for all such shares held of record by Trust A-4, Trust C, Martin Miller Managed and MIL GRAT I (NN), (iii) sole voting power for all such shares held of record by Milfam I L.P., Milfam II L.P., MIL GRAT I (NN) and Mr. Miller on his own behalf and (iv) sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P., and Mr. Miller on his own behalf.

     (c) The table below details the purchases of Class A Shares effected by Mr. Miller in the past 60 days.

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                                  Milfam II L.P
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                               Number of Class A Shares
Date of Transaction                    Purchased                 Price Per Share
--------------------------------------------------------------------------------
 November 5, 2004                        30,000                      $18.25
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     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

The filing of this Schedule 13D shall not be deemed an admission that Mr. Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

     (e) Not Applicable.
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                                                                     Page 5 of 5


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 28, 2004

                                                    By: /s/ Lloyd I. Miller, III
                                                        ------------------------
                                                        Lloyd I. Miller, III